SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2012

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2012
PRUDENTIAL PUBLIC LIMITED COMPANY
	By:	/s/ Clive Burns
Clive Burns
Head of Group Secretariat

Prudential plc Annual General Meeting – 2012

Results of Annual General Meeting held on 17 May 2012

Prudential plc (the “Company”) announces that at its Annual General Meeting (“AGM”) held earlier today, Resolutions 1 to 25, as ordinary resolutions, and Resolutions 26 to 28, as special resolutions, were duly passed and the results of the polls are as follows:

	RESOLUTION	VOTES FOR	% OF VOTES CAST	VOTES AGAINST	% OF VOTES CAST	VOTES CAST IN TOTAL	TOTAL VOTES CAST AS A % OF ISSUED SHARE CAPITAL	VOTES WITHHELD
1	To receive the Directors’ Report and the Financial Statements for the year ended 31 December 2011	1,903,471,786	99.93	1,426,011	0.07	1,904,897,797	74.65%	1,638,654
2	To approve the Directors’ Remuneration Report for the year ended 31 December 2011	1,265,816,639	69.67	551,169,837	30.33	1,816,986,476	71.21%	89,549,382
3	To declare a final dividend of 17.24 pence per ordinary share of the Company for the year ended 31 December 2011	1,904,931,837	100.00	67,235	0.00	1,904,999,072	74.66%	1,536,395
4	To elect Mr Alexander Johnston as a director	1,802,360,125	96.97	56,377,214	3.03	1,858,737,339	72.84%	47,740,558
5	To elect Mr Kaikhushru Nargolwala as a director	1,898,170,731	99.65	6,612,593	0.35	1,904,783,324	74.65%	1,760,288
6	To re-elect Mr Keki Dadiseth as a director	1,790,094,472	95.05	93,128,190	4.95	1,883,222,662	73.80%	23,319,370
7	To re-elect Sir Howard Davies as a director	1,898,182,063	99.65	6,734,581	0.35	1,904,916,644	74.65%	1,625,350
8	To re-elect Mr Robert Devey as a director	1,886,730,064	99.05	18,181,202	0.95	1,904,911,266	74.65%	1,639,537
9	To re-elect Mr John Foley as a director	1,886,747,182	99.05	18,161,248	0.95	1,904,908,430	74.65%	1,632,856

10	To re-elect Mr Michael Garrett as a director	1,865,345,010	99.04	18,161,245	0.96	1,883,506,255	73.81%	22,974,869
11	To re-elect Ms Ann Godbehere as a director	1,868,029,981	99.27	13,694,258	0.73	1,881,724,239	73.74%	24,783,172
12	To re-elect Mr Paul Manduca as a director	1,892,014,484	99.33	12,807,232	0.67	1,904,821,716	74.65%	1,710,877
13	To re-elect Mr Harvey McGrath as a director	1,711,896,354	95.14	87,402,173	4.86	1,799,298,527	70.51%	107,230,219
14	To re-elect Mr Michael McLintock as a director	1,886,350,878	99.03	18,446,428	0.97	1,904,797,306	74.65%	1,698,638
15	To re-elect Mr Nicolaos Nicandrou as a director	1,886,637,089	99.04	18,218,799	0.96	1,904,855,888	74.65%	1,628,673
16	To re-elect Mr Barry Stowe as a director	1,886,709,145	99.04	18,218,675	0.96	1,904,927,820	74.65%	1,622,519
17	To re-elect Mr Tidjane Thiam as a director	1,888,037,630	99.11	16,860,207	0.89	1,904,897,837	74.65%	1,656,328
18	To re-elect Lord Turnbull as a director	1,866,443,205	99.31	12,991,266	0.69	1,879,434,471	73.65%	27,022,469
19	To re-elect Mr Michael Wells as a director	1,886,375,723	99.03	18,537,085	0.97	1,904,912,808	74.65%	1,622,301
20	To re-appoint KPMG Audit Plc as auditor	1,869,899,739	99.24	14,391,491	0.76	1,884,291,230	73.84%	22,223,435
21	To authorise the directors to determine the amount of the auditor’s remuneration	1,894,352,044	99.45	10,562,000	0.55	1,904,914,044	74.65%	1,635,150
22	Renewal of authority to make political donations	1,890,629,985	99.26	14,015,992	0.74	1,904,645,977	74.64%	1,787,627
23	Renewal of authority to allot ordinary shares	1,524,534,041	81.03	356,888,944	18.97	1,881,422,985	73.73%	24,516,826
24	Extension of authority to allot ordinary shares including repurchased shares	1,881,511,242	99.06	17,776,929	0.94	1,899,288,171	74.43%	7,200,083

25	Approval of the Prudential International Savings-Related Share Option Scheme for Non-Employees 2012	1,879,613,024	98.70	24,784,492	1.30	1,904,397,516	74.63%	2,127,548
26	Renewal of authority for disapplication of pre-emption rights	1,896,764,546	99.83	3,174,199	0.17	1,899,938,745	74.46%	6,519,463
27	Renewal of authority for purchase of own shares	1,894,892,046	99.49	9,638,176	0.51	1,904,530,222	74.64%	2,008,709
28	Notice for general meetings	1,737,770,584	91.24	166,939,790	8.76	1,904,710,374	74.64%	1,807,053

Copies of all resolutions, other than those concerning ordinary business, passed at the AGM on 17 May 2012 have, pursuant to Listing Rule 9.6.2 of the UK Listing Rules, been submitted to the National Storage Mechanism and will shortly be available to view at www.hemscott.com/nsm.do

The full text of the resolutions is set out in the Notice of Meeting which can be found on the Company’s website http://www.prudential.co.uk/prudential-plc/investors/agminfo/2012/

Issued capital

As at the date of the AGM, the number of issued shares of the Company was 2,551,714,945 ordinary shares, which was the total number of shares entitling the holders to attend and vote for or against all the resolutions at the AGM. In accordance with the Company’s Articles of Association, on a poll every member present in person or by proxy has one vote for every share held.

There were no restrictions on shareholders to cast votes on any of the resolutions proposed at the AGM, with the exception of Resolution 23 where the Chairman, executive directors and their associates were required by provisions of the Hong Kong listing rules to abstain from voting. There were no shares entitling the holder to attend and vote only against the resolutions at the AGM. Votes withheld are not votes in law and therefore have not been counted in the calculation of the proportion of the votes for and against a resolution. The Electoral Reform Services were appointed as the scrutineer for vote-taking at the AGM.

Additional Information

Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Contact name for Enquiries

Jennie Webb, Group Secretariat 020 7548 2027

Company official responsible for making notification

Clive Burns, Head of Group Secretariat